Via Facsimile and U.S. Mail
Mail Stop 4720

December 11, 2009

Francis M. Colalucci
SVP & Chief Financial Officer
Tower Group, Inc.
120 Broadway, 31st Floor
New York, NY 10271

Re: **Tower Group, Inc.**
Item 4.01 Form 8-K filed December 3, 2009
File No. 000-50990

Dear Mr. Colalucci:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Sasha Singh Parikh
Staff Accountant